Exhibit 14.1

Shift’s Code of Business Conduct and Ethics

(The “Code”)

Shift Technologies, Inc. (“Shift” or the “Company”) expects its employees, officers, and directors, and those of its subsidiaries and affiliates, to conduct themselves according to the highest ethical and professional standards of conduct. Shift is committed to these standards of conduct in our dealings with each other, our customers, our vendors and other business partners, and our stockholders.

Shift conducts its business honestly and ethically, and we are dedicated to preserving our customers’ and stakeholders’ trust. We continually strive to improve the quality of our services, operations, and product experience while maintaining a reputation for honesty, fairness, responsibility, integrity, trust, and sound business judgment. Our employees are expected to adhere to the highest standards of ethics and personal integrity as a representation of our business practices. Employees owe a duty to Shift, its customers and stockholders to act in a way that will merit the continued trust and confidence of the public.

Building and maintaining a reputation of integrity also requires careful observance of the law. Shift will comply with all applicable laws and regulations and expects its directors, officers and employees to conduct business in accordance with the letter, spirit and intent of all relevant laws and regulations and to refrain from any illegal, dishonest or unethical conduct.

No code of conduct can address every situation that may arise. In general, the use of good judgment, based on strong ethical principles, will guide you with respect to acceptable conduct. Use good judgment. If you have a question or concern, speak up. Throughout this Code and at the end of the document, you will find information regarding the appropriate contacts for questions and situations that may arise.

Compliance with this Code is the expectation and personal responsibility of every Shift employee. Failure to comply with this Code may lead to disciplinary action, up to and including termination of employment.

I.	Conflicts of Interest

In order to deliver great service and build lasting trust, customers and teammates must know that we’re working towards the same goals and that we expect our team to devote their best efforts to the interests of the Company. A conflict of interest occurs when your personal interests interfere, or even appear to interfere, with the interests of the Company. Business dealings that appear to create a business competitive conflict between the interests of the Company and an employee are unacceptable. We must be mindful not to enter into business dealings that create or appear to create such a conflict.

A potential or actual conflict of interest occurs whenever an employee is in a position to influence a decision that may result in a personal gain for the employee or someone that they are close to, such as family or a romantic partner. Identifying conflicts of interest may not always be clear cut. If you are uncertain whether a situation poses a conflict of interest, please consult the Shift Legal Department. In addition, all situations that might reasonably give rise to a conflict of interest must be disclosed to the Company. If you have a situation that could give rise to a conflict of interest, or something that others could perceive as a conflict of interest, you must report it to People Ops, Legal, or your Function Lead.

Although we cannot list every conceivable conflict, following are some common examples of actual, apparent and potential conflicts of interest, and the parties to whom employees should make disclosures. If you are involved in a conflict situation that is not described below, you should discuss your particular situation with your People Ops, Legal, or your Function Lead.

Improper Personal Benefits from the Company

In order for Shift to procure goods or services from a current employee, former employee, a close relative of an employee, or close friend of an employee, written permission must be obtained from Legal. This restriction also applies to transactions with any business in which an employee, their close relative, or their close friend owns or controls more than a 10% interest or receives a benefit. In order for a vendor who is a close relative or close friend to be considered, you must disclose to Shift’s Legal Team: 1) the type of relationship; 2) the total dollar amount of the transaction; 3) the type of goods/services from the vendor; and 4) the research and bids from at least two other non-related appropriate vendors. You must receive written permission from Legal in order to engage with the vendor. When in doubt, please disclose such information and receive permission.

No “presumption of guilt” is created by the mere existence of a relationship with vendors or other outside firms where the circumstances described above exist. However, if employees have any influence on transactions involving purchases, contracts or leases, it is important to disclose to Shift’s Legal Team as soon as possible the existence of any actual or potential conflict of interest so that safeguards can be established to protect all parties.

Personal gain or benefit may result not only in cases where an employee or relative has a significant stake in a firm with which Shift does business, but also when an employee or relative receives any kickback, bribe, substantial gift, or special consideration as a result of any transaction or business dealings involving Shift.

If an employee has any question whether an action or proposed course of conduct would create a conflict of interest, they must immediately contact People Ops, Legal or their Function Lead in order to obtain advice on the issue. The purpose of this policy is to protect employees from any conflict of interest that might arise.

A violation of this policy will result in immediate and appropriate discipline, up to and including immediate termination.

Outside Employment/Projects

The Company recognizes the right of employees to engage in activities outside of their employment which are of a private nature and unrelated to our business. However, the employee must disclose any possible conflicts so that the Company may assess and prevent potential conflicts of interest from arising. A potential or actual conflict of interest occurs whenever an employee is in a position to influence a decision that may result in a personal gain for the employee, the employee’s family or romantic partner as a result of the Company’s business dealings.

Employees are permitted to engage in outside work, hold other jobs, or complete side projects, subject to certain restrictions as outlined below.

Activities and conduct away from the job must not compete with, conflict or compromise Company interests or adversely affect job performance and the ability to fulfill all job responsibilities. Employees are prohibited from performing any services for customers on non-working time that are normally performed by Shift. This prohibition also extends to the unauthorized use of any Company tools or equipment and the unauthorized use or application of any confidential business information. In addition, employees are not to solicit or conduct any outside business during paid working time.

Further, outside work activities (including self-employment) are not allowed when they:

●	involve organizations that are doing or seek to do business with the Company, including actual or potential vendors or customers; or

●	violate the law or the Company’s policies or rules.

Employees are hired and continue in Shift’s employ with the understanding that Shift is their primary employer and that other employment or commercial involvement which is in conflict with the business interests of Shift is strictly prohibited. Employees are, therefore, cautioned to carefully consider the demands that additional work activity will create before accepting outside employment. Outside employment will not be considered an excuse for poor job performance, absenteeism and tardiness, leaving early, refusal to travel or refusal to work overtime or different hours.

Employees who decide to accept outside employment and side projects are encouraged to disclose it to their supervisor and People Ops, Legal or their Function Lead.

Hiring Relatives

In an effort to create and maintain an environment free of real or perceived favoritism, Shift prohibits managers from hiring, firing, directly managing, or directly influencing any term of employment for an individual who is considered a close relative or with whom they have a romantic relationship.

If a manager becomes a close relative or enters a romantic relationship with any employee for whom they may influence the terms of employment, that manager is required to inform their Function Lead, People Ops or Legal of the relationship immediately. The Company will make reasonable efforts to assign job duties so as to minimize problems of supervision, safety, security or morale. If accommodations of this nature are not feasible, the employees will be permitted to determine which of them will resign. If the employees cannot make a decision, the Company will decide in its sole discretion who will remain employed.

Dating in the Workplace

We recognize that romantic relationships may form in workplace settings. However, to avoid any conflict of interest (or the appearance of one), Shift requires the following:

●	Supervisors may not be romantically / sexually involved with anyone in their direct or indirect reporting line.

●	Employees that have the ability to impact one another’s terms of employment in any way (such as directing business, assigning projects, influencing assignments, etc.) may not be romantically / sexually involved.

If employees find themselves in a position where a romantic or sexual relationship may or has evolved, they are required to report that relationship to their Function Lead and People Ops. Keep in mind that any romantic gestures must not violate Shift’s Anti-Harassment Policy.

In addition, and in order for the Company to deal effectively with any potentially adverse consequences such a relationship may have for the working environment, any person who believes that they have been adversely affected by such a relationship, notwithstanding its disclosure, is encouraged to make their views about the matter known to People Ops. Questions concerning the intent of this policy or its application to any existing or contemplated relationship should contact the People Ops team.

Entertainment, Gifts and Gratuities

Vendors may occasionally show appreciation via gifts or sponsor contests or promotions. Accepting such gifts or prizes may appear to influence decision making. You may accept the occasional unsolicited courtesy gifts or favors (such as business lunches, t-shirts and other marketing materials, and holiday baskets, etc.) so long as the gifts or favors are customary in the industry and do not appear to influence your judgment or conduct. Accepting cash, checks, gift cards, points that translate into gift cards, or similar compensation is never permitted. The giving of gifts, including meals, entertainment, transportation, and lodging, to government officials is limited by law. Prior approval for providing any gifts or entertainment to government officials must be obtained from Shift’s Legal Team.

Receipt of Gifts and Entertainment

When you are involved in making business decisions on behalf of the Company, your decisions must be based on uncompromised, objective judgment. Employees interacting with any person who has business dealings with the Company (including a consultant, advisor, vendor or other business partner) must conduct such activities in the best interests of the Company, using consistent and unbiased standards. We must never accept gifts or other benefits if our business judgment or decisions could be affected.

You must never ask for gifts, entertainment or any other business courtesies from people doing business with the Company. Unsolicited gifts and business courtesies, including meals and entertainment, are permissible if they are customary and commonly accepted business courtesies; not excessive in value; and given and accepted without an express or implied understanding that you are in any way obligated by your acceptance of the gift, or that the gift is a reward for any particular business decision already made or forthcoming. Gifts that are or seem extravagant in value or unusual in nature should not be accepted without the prior written approval of your Function Lead.

Gifts of cash or cash equivalents (including gift cards, securities, below-market loans, etc.) in any amount are prohibited and must be returned promptly to the donor.

Offering Gifts and Entertainment

When you are providing a gift, entertainment or other accommodation in connection with Company business, you must do so in a manner that is in good taste and without excessive expense. You may not furnish or offer to furnish any gift that is of more than token value or that goes beyond the common courtesies associated with accepted business practices. In addition, giving or receiving any payment or gift in the nature of a bribe, gratuity, or kickback is absolutely prohibited.

Our vendors and other business partners likely have gift and entertainment policies of their own. You must be careful never to provide a gift or entertainment that violates the other company's gift and entertainment policy.

Special rules apply to executive officers and directors who engage in conduct that creates an actual, apparent or potential conflict of interest. Before engaging in any such conduct, executive officers and directors must make full disclosure of all facts and circumstances to the General Counsel, who will inform and seek the prior approval of the Audit Committee of the Board of Directors.

To help ensure your compliance with this policy, the Foreign Corrupt Practices Act and any other applicable anti-corruption law, the Company has adopted an Anti-Corruption Policy, which is available on the Company’s intranet and by request of the Legal Team at legal@shift.com.

Corporate Opportunities

Employees and directors owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises. If you learn of a business or investment opportunity through the use of corporate property or information or your position at the Company, such as from a competitor, supplier or business associate of the Company, you may not participate in the opportunity or make the investment without the prior written approval of the Chief Financial Officer or General Counsel. Directors must obtain the prior approval of the Board of Directors. Such an opportunity should be considered an investment opportunity for the Company in the first instance. You may not use corporate property or information or your position at the Company for improper personal gain, and you may not compete with the Company.

II.	Company Books and Records

Transparency is a critical element of trust. That need for transparency is absolute in all company documents – with employees, customers, and our financial books and records.

It is our policy to make full, fair, accurate, timely and understandable disclosure in compliance with all applicable laws and regulations in all reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in all other public communications made by the Company.

All employees must complete all Company documents accurately, truthfully, and in a timely manner, including all travel and expense reports. When applicable, documents must be properly authorized. You must record the Company's financial activities in compliance with all applicable laws and accounting practices. The making of false or misleading entries, records or documentation is strictly prohibited. You must never create a false or misleading report or make a payment or establish an account on behalf of the Company with the understanding that any part of the payment or account is to be used for a purpose other than as described by the supporting documents.

Employees’ access to company assets is limited to documents, emails and other information that is necessary for their jobs. Employees are prohibited from searching for, accessing, viewing, printing and/or using documents, e-mails, and any other data stored on company assets in the absence of a legitimate business need or Company objective, and any such use will be considered unauthorized. All use of company assets, whether for business purposes or personal purposes, must comply with this policy.

You must follow any formal document retention policy of the Company with respect to documents within your control. In addition, if you learn of a subpoena or a pending or contemplated litigation or government investigation, you should immediately contact the Legal Department. You must retain and preserve ALL records that may be responsive to the subpoena or relevant to the litigation or that may pertain to the investigation until you are advised by the Legal Department as to how to proceed. You must also affirmatively preserve from destruction all relevant records that without intervention would automatically be destroyed or erased (such as e-mails and voicemail messages). Destruction of such records, even if inadvertent, could seriously prejudice the Company. If you have any questions regarding whether a particular record pertains to a pending or contemplated investigation or litigation or may be responsive to a subpoena or regarding how to preserve particular types of records, you should preserve the records in question and ask the Legal Department for advice.

For additional information, please refer to the Company’s Anti-Corruption Policy.

III.	Competition

Gathering Information About the Company's Competitors

Learning requires us to seek and out use the best information possible. It is entirely proper for us to gather information about our marketplace, including information about our competitors and their products and services. However, there are limits to the ways that information should be acquired and used, especially information about competitors. In gathering competitive information, we abide by the following guidelines:

●	We may gather information about our competitors from sources such as published articles, advertisements, brochures, other non-proprietary materials, surveys by consultants and conversations with our customers. You should be able to identify the source of any information about competitors.

●	We must never attempt to acquire a competitor's trade secrets or other proprietary information through unlawful means, such as theft, spying, bribery or breach of a competitor's nondisclosure agreement.

●	If there is any indication that information that you obtain was not lawfully received by the party in possession, you should refuse to accept it. If you receive any competitive information anonymously or that is marked confidential, you should not review it and should contact the Legal Department immediately.

The improper gathering or use of competitive information could subject you and the Company to criminal and civil liability. When in doubt as to whether a source of information is proper, you should contact the Legal Department.

Fair Dealing

The Company’s continued success depends on its ability to maintain its reputation for ethics and integrity. Employees, officers, and directors must deal fairly and honestly with others, including business partners, suppliers, competitors, and other employees of the Company, and must not take unfair advantage of anyone through manipulation, concealment, improper use of privileged information, misrepresentation of material facts, or any other unfair dealing.

Antitrust Laws

While the Company competes vigorously in all of its business activities, its efforts in the marketplace must be conducted in accordance with all applicable antitrust and competition laws. One of the primary goals of the antitrust laws is to promote and preserve each competitor's independence when making decisions on price, output, and other competitively sensitive factors. It is impossible to describe antitrust and competition laws fully in any code of business conduct. However, you should know that some of the most serious antitrust offenses are agreements between competitors that limit independent judgment and restrain trade, such as agreements to fix prices, restrict output or control the quality of products, or to divide a market. You should not agree with any competitor on any of these topics, as these agreements are virtually always unlawful. Unlawful agreements need not take the form of a written contract or even express commitments or mutual assurances. Courts can—and do—infer agreements based on "loose talk," informal discussions, or the mere exchange between competitors of information from which pricing or other collusion could result. Any communication with a competitor's representative, no matter how innocuous it may seem at the time, may later be subject to legal scrutiny and form the basis for accusations of improper or illegal conduct. Care should be taken in all interactions with competitors, including at trade or industry events. When in doubt as to whether a particular interaction or agreement is proper, you should contact the Legal Department.

IV.	Employee Privacy

We respect the privacy and dignity of all individuals. The Company collects and maintains personal information that relates to your employment, including medical and benefit information. Special care is taken to limit access to personal information to Company personnel with a need to know such information for a legitimate purpose. Employees who are responsible for maintaining personal information and those who are provided access to such information must not disclose private information in violation of applicable law or in violation of the Company's policies.

Employees should not search for or retrieve items from another employee's workspace without prior approval of that employee or management. Similarly, you should not use communication or information systems to obtain access to information directed to or created by others without the prior approval of management, unless such access is part of your job function and responsibilities at the Company.

You should have no expectation of privacy in your Shift e-mails, Slack messages or other internal communications on Shift networks or on computers or other devices provided by the Company. Personal items, messages, or information that you consider to be private should not be placed or kept in telephone systems, computer or electronic mail systems, office systems, offices, work spaces, desks, credenzas, or file cabinets. The Company reserves all rights, to the fullest extent permitted by law, to inspect such systems and areas and to retrieve information or property from them when deemed appropriate in the judgment of management.

For additional information, please refer to the Company’s Employee Privacy Policy.

V.	Commitment to Diversity and Equal Employment Opportunity

Our company depends on balance and equality — between buyers and sellers, among employees, and in our relationships with customers. Our mission to evolve car buying, selling and ownership and to transform an industry is a challenging one. It can only be achieved by a diverse team of problem-solvers from the same broad demographics as our customers and the world we live in.

As a Company, we embrace the value of a diverse and inclusive workforce and believe Shift is a better place to work if we can bring the broadest set of backgrounds and perspectives together. Harassment and discrimination based on any personal characteristic are unacceptable and antithetical to our values and goals.

We are an equal opportunity employer committed to creating a work environment where all employees can find their drive, regardless of protected or other personal characteristics. To do that, we champion a workplace where each and every person is treated with dignity and respect and is valued for their unique perspective and contributions. Our values are only possible in an environment where every individual has the freedom to bring their whole selves to work.

Shift’s policy is to maintain a working environment that is free from all forms of discrimination and harassment of any employee (or applicant for employment or service provider) by anyone, including supervisors, co-workers, vendors, or customers. Harassment and discrimination in any manner or form is expressly prohibited. Shift will not tolerate discrimination or unequal treatment of any kind on the basis of race, color, religion, creed, gender, sex, sexual orientation, gender identity or expression, pregnancy, sexual and reproductive health decisions, national origin, age, disability, genetic information, marital status or civil partnership/union status, familial status, military or veteran status, predisposition or carrier status, domestic violence victim status, alienage or citizenship status, unemployment status, sexual violence or stalking victim status, caregiver status, or any other characteristic protected by law.

For additional information, please refer to the Company’s Employee Handbook.

VI.	Health and Safety

Workplace Safety

Keeping our employees and customers safe is a priority at all times. All employees, customers, vendors and business associates must be treated professionally at all times. Employees are required to not only refrain from conduct that may be dangerous to others, but proactively ensure that safety rules are followed and violations are corrected.

Weapons Policy

Shift does not allow the presence or use of firearms and other weapons on the Company’s property, regardless of whether or not the person is licensed to carry the weapon – including all company-owned vehicles. The only exceptions to this policy are: (i) law enforcement personnel or security personnel who are engaging in official duties and have been authorized by the Company to carry firearms; and (ii) in certain states, employees, independent contractors, interns, and volunteers who possess a valid concealed weapons permit may keep legally owned firearms and ammunition locked inside a private motor vehicle in the Company’s parking lots.

Drugs and Alcohol Policy

Shift considers drug and alcohol abuse a serious matter which will not be tolerated. The company absolutely prohibits employees from using, selling, possessing, or being under the influence of illegal drugs, alcohol, or controlled substance or prescription drug not medically authorized while at their job, on Company property, or while on work time.

Therefore, it is the Company’s policy that:

1.	Employees shall not report to work under the influence of alcohol, illegal drugs, or any controlled substance or prescription drug not medically authorized.

2.	Employees shall not possess or use alcohol, illegal drugs, or any controlled substance or prescription drug not medically authorized while on company property or on company business.

The Company also cautions against use of prescribed or over-the-counter medication which can affect an employee’s ability to perform his or her job safely, especially driving, or the use of prescribed or over-the-counter medication in a manner violating the recommended dosage or instructions from the doctor.

Employees must have a valid prescription for any prescription medication used by employees while working for the Company. If the Company determines that the prescribed or over-the-counter medication does not pose a safety risk, you will be allowed to work. Failure to comply with these guidelines concerning prescription or over-the-counter medication may result in disciplinary action, up to and including termination of employment. Employees will not be required to reveal the name of the medication or the nature of the underlying medical condition. If an employee on a lawfully prescribed or over the counter medication needs a reasonable accommodation, the employee should contact People Ops and request one. The Company will comply with all reasonable accommodation requirements.

A violation of this policy will result in disciplinary action up to and including termination of employment.

For information on accommodations for drug or alcohol treatment or rehabilitation, please refer to the Company’s Employee Handbook.

VII.	Appropriate Workplace Practices

Acceptable Use of Property & Equipment

Shift provides employees with access to certain Company owned property and equipment for use in conducting Company business. Limited personal use of company assets (except for vehicles) is permitted as long as the use complies with Company rules and applicable law, never interferes with work responsibilities or productivity, incurs unauthorized costs to the business, or puts Shift at risk. Personal use of Shift vehicles is never permitted.

All company assets, as well as communications and information transmitted by, received from, or stored in company assets, are Company records and property of Shift. While using company assets, you are responsible for exercising good judgment, maintaining them in safe working order, and following all operating instructions, safety standards and guidelines.

Shift strives to provide the highest quality of service to our customers and clients. To ensure that telephone calls between employees and customers are being handled properly, telephone calls may be recorded or monitored, subject to compliance with applicable law. As a condition of use, employees expressly consent to the Company’s monitoring and/or recording of telephone calls made via Company’s telephones.

Confidential Nature of Work

One of the ways that Shift is a responsible part of our community is by protecting confidential information. In our role, we have access to not only our business records, but also to confidential information related to our customers and employees.

All employees may learn, to a greater or lesser degree, facts about the Company's business, plans, operations or "secrets of success" that are not known to the general public or to competitors. During the course of performing your responsibilities, you may obtain information concerning possible transactions with other companies or receive confidential information concerning other companies, such as our vendors and other business partners, which the Company may be under an obligation to maintain as confidential. Accordingly, you must maintain the confidentiality of Shift’s confidential and proprietary business records and business information relating to Shift or its vendors and other business partners.

Shift or Shift-related confidential or proprietary business information may not be removed from the Company’s premises without permission from your Function Lead. Additionally, the contents of Shift’s confidential or proprietary business records or business information otherwise obtained in regard to Shift’s business activities may not be disclosed to anyone, except where required for a business purpose or where the records or information have previously been disclosed to the public by the Company. Employees must not disclose any confidential business information, purposefully or inadvertently (through casual conversation), to any unauthorized person inside or outside the Company.

Confidential or proprietary business information includes, for example, Shift’s business strategies, pricing, products and services that are being developed, financial performance, results or prospects, trade secrets and any nonpublic business information provided by a third party with the expectation or contractual agreement that the business information will be kept confidential and used solely for the business purpose for which it was conveyed. Employees who are unsure about the confidential and proprietary nature of specific business information must ask their Function Lead for clarification.

In addition, confidential information regarding the Company’s customers and employees must be held in the strictest confidence. It is to be used solely for the Company’s purposes and not as a basis for personal gain or casual discussion. Except for normal course of work duties, no customer or employee information is to be transmitted to persons outside the Company, including family and associates, or even others within the Company who do not need to know such information to perform their duties. Disclosing confidential customer or employee information to persons not entitled to such information, or assisting others in gaining unauthorized access to the Company’s customer records or information, are direct violations of this policy, as well as the law.

All Company proprietary and confidential business documents and information are and will remain the property of the Company. Employees are required to return all such confidential and proprietary business information and documents (including all copies) promptly upon the termination of employment, and to certify that no other confidential and proprietary business documents and information, regardless of the form in which any such materials and information are kept, remain in their possession.

Nothing in this or any Company policy or agreement shall be construed to prevent any employee from responding truthfully and as legally required to an authorized request from a government or regulatory authority.

Social Media Policy

At Shift, we understand that social media can be an entertaining way to engage and share with family, friends and co-workers. However, social media should be used responsibly and respectfully. If you engage in social media activity, you should be mindful that your social media activity, even if done off premises and while off-duty, could affect the Company’s legitimate business interests, and therefore is subject to this policy.

This social media policy provides guidance on responsible social media activity by employees. It is not possible for this to address every possible social media activity; therefore, in addition to the specific guidance provided in this policy, the Company relies on the common sense and good judgment of its employees to ensure that social media activity is undertaken responsibly and respectfully. If you are unsure how this policy may apply to your social media activity, email legal@shift.com or press@shift.com.

What social media is covered?

Social media includes any website or forum that allows for open communication on the internet including, but not limited to networking sites (e.g., LinkedIn, Facebook, Tumblr, Snapchat); Micro-blogging sites (e.g., Twitter); Blogs (including company and personal blogs); Bulletin boards and chat rooms (e.g., Reddit); Online encyclopedias (e.g., Wikipedia); Special interest sites (e.g., Pinterest); Video and photo-sharing websites (e.g., YouTube, Instagram, Flickr); and employee or customer review sites (e.g., Glassdoor, Vault, Yelp).

Social media activity not only includes adding posts/content, but also includes engaging in/reposting posts by others and, when the employee has control over the forum (such as a personal page or blog), allowing posts by others.

Shift Guidelines

Shift authored content

●	Only authorized spokespeople can speak, write, tweet, or post on behalf of Shift. If you do not know whether you are an authorized spokesperson, you likely are not.

o	That includes using the Shift logo or any other Shift branding.

o	We encourage our employees to re-tweet, re-post, favorite or like Shift’s official social media accounts, channels or posts.

o	It is permissible to re-post Shift commercials or other official video content that appears on sites such as Instagram, LinkedIn or YouTube.

Content authored outside of Shift

●	It is not permissible to tweet, re-tweet, favorite, like or comment on any information or articles related to Shift’s stock price, financial or operating results, business plans or prospects or legal matters, even if favorable.

●	If you see misinformation posted about Shift, we urge you to bring it to the attention of our PR Team (press@shift.com). Do not attempt to correct any misinformation and do not engage in any social media wars.

Self-authored content

●	If you say anything about your work with Shift - from recommending Shift to a friend in search of a car to discussing what it’s like to work here, you must disclose yourself as an employee of the Company.

●	Clearly label all opinions as your own and not Shift’s.

●	Honor Shift’s Values. As an employee of Shift, you are creating perceptions about the Company. Be respectful and use good judgment in all social media posts.

●	You may not disclose any information regarding the Company’s business, including its financial or operating results, earnings, prospects, business plans, achievements, etc. Disclosing inappropriate information could violate both Company policy and Insider Trading laws, putting both you and the Company at risk.

●	Employees may not post material on social media that is unlawfully harassing, unlawfully discriminatory, violent, physically threatening or that violates the confidentiality policy.

●	Nothing in this policy is intended to interfere with an employee’s exercise of his/her freedom of speech rights or their rights under the National Labor Relations Act.

●	Shift has the right to monitor publicly visible content on the Internet. No employee should have any expectation of privacy when posting content that is publicly visible on social media.

Still not sure what social media activity regarding Shift is acceptable? Supporting Shift’s official communications by sharing, retweeting, or linking to our site or our posts is the best way to go.

VIII.	Insider Trading

Employees, officers, directors, and certain other individuals who have material non-public information about the Company or other companies, including the Company’s suppliers and partners, as a result of their relationship with the Company are prohibited by law and Company policy from trading in the securities of the Company or such other companies (known as “insider trading”) and from communicating that information to others (known as “tipping”). To help ensure that employees, officer and directors do not engage in insider trading or tipping, the Company has adopted an Insider Trading Policy, which is available on the Company’s intranet and by request of the Legal Team at legal@shift.com.

Any director, officer, or employee who violates Company policy with respect to insider trading may be subject to disciplinary action, including suspension or dismissal. Additionally, insider trading may result in severe civil and criminal penalties and irreparably harm the Company’s and the violator’s reputation and financial position.

IX.	Political Contributions and Activities

Certain laws limit the use of Company funds, assets, services, or facilities on behalf of a political party or candidate. Payments of Company funds to a political party, candidate or campaign are prohibited unless permitted by applicable law and approved in writing in advance by the General Counsel. Employee time may be considered the equivalent of a contribution by the Company; therefore, employees will not be paid by the Company for any time spent running for public office, serving as an elected official or campaigning for a political candidate, other than using Paid Time Off consistent with Company policies. The Company will not reimburse or otherwise compensate employees for political contributions.

X.	Trademarks, Copyrights and Other Intellectual Property

Trademarks

Our logos and the name Shift are examples of Company trademarks. You must always properly use our trademarks and advise both the Marketing Department and Legal Department of infringements by others. Similarly, the trademarks of third parties must be used properly.

Copyright Compliance

Works of authorship such as books, articles, drawings, computer software and other such materials may be covered by copyright laws. It is a violation of those laws and of the Company's policies to make unauthorized copies of or derivative works based upon copyrighted materials. The absence of a copyright notice does not necessarily mean that the materials are not copyrighted.

The Company licenses the use of computer software from outside companies. In most instances, this computer software is protected by copyright. You may not make, acquire or use unauthorized copies of computer software. Any questions concerning copyright laws should be directed to the Legal Department.

Intellectual Property Rights of Others

It is Company policy not to infringe upon the intellectual property rights of others. When using the name, trademarks, logos or printed materials of another company, including any such uses on the Company's websites, you must do so properly and in accordance with applicable law.

XI.	Responding to Inquiries from the Press and Others

Company employees who are not official Company spokespersons may not speak with the press, securities analysts, other members of the financial community, shareholders or groups or organizations as a Company representative or about Company business.

Requests for financial or other information about the Company from financial analysts or other members of the financial community, shareholders or the public should be referred to the Company’s Chief Financial Officer.

Requests for information about the Company, interviews with management or other inquiries from journalists or members of the media should be referred to the Marketing Department.

Requests for information from regulators or the government should be referred to the Legal Department.

XII.	Implementation of The Code

Open Door Policy / Reporting Concerns

Open and honest communication creates an atmosphere of trust and mutual respect. It allows employee concerns to be effectively addressed and resolved and it fosters mutual understanding of why policies, practices, and employment decisions are made.

It is also the foundation upon which we are able to report wrongdoing so it can be addressed through this process. The Company strongly urges the prompt reporting of all incidents that appear to be a violation of this policy. Only by holding ourselves and each other to the highest possible standards do we succeed.

You are expected to report concerns about violations of any of these policies. You can file reports verbally, via email, or in writing to:

●	Your Function Lead,

●	People Ops (people-ops@shift.com)

●	The Legal Team (legal@shift.com)

●	Shift’s hotline, which can be accessed via phone at ###-###-#### (English speaking USA and Canada) and ###-###-#### (Spanish speaking USA and Canada).

Employees will not be retaliated against in any way for raising concerns or issues with management. Any employee who retaliates against an individual because that individual has made a protected disclosure or participated in an investigation of a protected disclosure will face discipline up to and including termination. Retaliation includes, but is not limited to, the following actions: termination; demotion; denial of promotion; denial of leave or benefits; intimidation; and making threats.

Not all problems can be resolved to the satisfaction of everyone involved. However, through understanding and open communication, employees and management should strive to develop a mutual confidence in each other that is critical to the operation of a successful business. Nothing in this policy prohibits discussions with co-workers and third parties regarding employment related concerns.

Questions

This Code cannot provide definitive answers to all questions. If you have questions regarding any of the policies discussed in this Code or if you are in doubt about the best course of action in a particular situation, you should seek guidance from People Ops, Legal or the other resources identified in this Code.

Investigations of Suspected Violations

All reported violations will be promptly investigated and treated confidentially to the extent reasonably possible. It is imperative that reporting persons not conduct their own preliminary investigations. Investigations of alleged violations may involve complex legal issues, and acting on your own may compromise the integrity of an investigation and adversely affect both you and the Company.

Discipline for Violations

The Company intends to use every reasonable effort to prevent the occurrence of conduct not in compliance with its Code and to halt any such conduct that may occur as soon as reasonably possible after its discovery. Subject to applicable law and agreements, Company personnel who violate this Code and other Company policies and procedures may be subject to disciplinary action, up to and including discharge.

Waivers of the Code

The Company will waive application of the policies set forth in this Code only where circumstances warrant granting a waiver. Waivers of the Code for directors, executive officers or other principal financial officers may be made only by the Board of Directors and will be disclosed to the public as required by law or the rules of the Nasdaq Stock Market LLC, when applicable. Waivers of this code for other employees may be made only by our General Counsel or Chief Financial Officer and will be reported to our Audit Committee.

No Rights Created

This Code is a statement of the fundamental principles and key policies and procedures that govern the conduct of the Company's business. It is not intended to and does not create any obligations to or rights in any employee, director, client, supplier, competitor, shareholder or any other person or entity.

We’re Counting On You and Each Other

We are each personally and collectively responsible for ensuring that we as a Company comply with the many laws, regulations and ethical standards affecting our business. You must become familiar with and conduct yourself strictly in compliance with those laws, regulations and standards and the Company's policies and guidelines pertaining to them, including this Code.